FILED AS EDGAR CORRESPONDENCE

 April 1, 2021

Ryan Sutcliffe, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Uncommon Funds Trust of Funds N1-A Filing (File Nos. 333-249503 and 811-23464)

Dear Mr. Sutcliffe:

This letter responds to comments provided on behalf of the staff of the Securities and Exchange Commission regarding Pre-effective Amendment no. 2 to the registration statement on Form N-1A filed on behalf of the Uncommon Investment Funds Trust (the “Trust”) in connection with the Uncommon Generosity 50 Equity ETF (the “Generosity 50 Fund”) and the Uncommon Portfolio Design Core Equity ETF (the “Core Equity Fund”). The responses summarize the comment followed by a response. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Accompanying this letter is Pre-effective Amendment no. 3 to the registration statement.

LEGAL COMMENTS

Summary Prospectus

1.	Comment: Core Equity Fund. In the Example required under item 3 of Form N-1A, please delete the heading “Time Line”.

Response: The requested deletion has been made.

Prospectus

2.	Comment: In the section Information About The Trust Agreement, please add the paragraph in the Statement of Additional Information that describes the choice of forum for Shareholder actions and the waiver of the right to a jury trial.

Response: The requested addition has been added.

3.	Comment: Schedule C, Item 28 (q) Powers of Attorney. Please update Claire Gaudiani’s Power of Attorney.

Response: Claire Gaudiani’s Power of Attorney has been updated as requested and is filed as an exhibit to Pre-effective Amendment no. 3.

ACCOUNTING COMMENTS

1.	Comment: Generosity 50 Fund. In the Summary Prospectus, please delete references to “Sub-Adviser”.

Response: The requested deletions have been made.

2.	Comment: On a going forward basis, please ensure that the description of fees and expenses that are included and excluded from the Investment Advisory Fee in the Notes to Financial Statements conforms to the terms of the Investment Advisory Agreement.

Response: The Trust undertakes to ensure the descriptions conform.

3.	Comment: Please provide a mark-up copy of Pre-effective Amendment no. 3 showing the changes from Pre-effective Amendment no. 2.

Response: A marked copy of Pre-effective Amendment no. 3 is attached,

Should you have any questions regarding this letter, please contact me at (201) 888-1703.

Sincerely,

/s/ Thaddeus Leszczynski, Secretary

Uncommon Investment Advisors LLC

cc: Alan Goldberg, Esq.

Jesse Hallee, Esq.